July 19, 2011

VIA U.S. MAIL AND FACSIMILE

Manda Ghaferi, Esq.
SunAmerica Annuity and Life Assurance Company
1 SunAmerica Center
Los Angeles, CA 90067-6022

   Re: Variable Separate Account
     SunAmerica Annuity and Life Assurance Company
     Initial Registration Statement on Form N-4
     File Nos. 333-174625 & 811-03859

     FS Variable Separate Account
     First SunAmerica Life Insurance Company
     Initial Registration Statement on Form N-4
     File Nos. 333-174626 & 811-08810

Dear Ms. Ghaferi:

   The staff has reviewed the above-referenced registration statements, which the Commission received on May 31, 2011. We have given the registration statements a full review. Based on our review, we have the following comments:

1. Glossary, page 3.

   Please clarify the definition of the Fixed Account to explain that the fixed account is part of the general account of the insurance company.

2. Highlights, page 4

   In describing the Free Look period, please reflect that the recapture of any Payment Enhancements is subject to a pending exemptive application filed with the Commission July 1, 2011. Please add similar disclosure to Free Look on page 12.

3. Fee Tables, page 6

   a. Please reflect in the table only the guaranteed maximum charge for the Separate Account Charge (1.90%). The Separate Account Charge after the 9th Contract Anniversary and the Maximum Separate Account Annual Expenses after the 9th

Contract anniversary may be disclosed in a footnote to the table.   See Instruction 5 to Item 2 of Form N-4.

4.   Payment Enhancement. Pages 9 and 10

   a.   Please clarify disclosure as to subsequent purchase payments (e.g., explain if the higher enhancement rate applies only to the amount that exceeds the $250,000 Payment Enhancement Level).

   b.   In light of page 9 language indicating that Payment Enhancements may change or be eliminated at any time, please disclose that subsequent purchase payments made within the first two contract years may not receive the applicable payment enhancement. In addition, please include disclosure addressing whether the Look Back Adjustment might not be made in light of the company's freedom to alter the Payment Enhancement system.

   c.   Disclosure, page 9, indicates that Payment Enhancement Levels and Rates may vary depending on the broker-dealer through which you purchase your contract. Please explain the basis for offering enhancements different from those described in the prospectus.

   d.   Please add a statement to the Payment Enhancement Recapture section, page 10, that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed credit enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

5.   Investment Requirements, page 28

Please more prominently disclose that the investment restrictions associated with the riders may reduce the need to rely on the guarantees associated with the living benefit riders.

6.   The General Account, page 53

Please revise the disclosure to specifically refer to the Secured Value Account as a general account obligation.

7.   Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

8.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products